EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2008	2009	2010	2011	2012	2013
Fixed Charges and Preferred Stock Dividends:
Interest	$107	$118	$153	$193	$220	$173
Interest portion of annual rentals	1	1	1	1	1	1
Total fixed charges	108	119	154	194	221	174
Preferred stock dividends (1)	7	7	7	7	7	5
Combined fixed charges and preferred stock dividends for purpose of ratio	$115	$126	$161	$201	$228	$179
Earnings:
Pretax income from continuing operations	$451	$550	$531	$692	$705	$440
Total fixed charges (from above)	108	119	154	194	221	174
Less: Interest capitalized	13	4	1	1	-	-
Total earnings for purpose of ratio	$546	$665	$684	$885	$926	$614
Ratio of earnings to combined fixed charges and preferred stock dividends	4.75	5.28	4.25	4.40	4.06	3.43

Ratio of earnings to fixed charges	5.06	5.59	4.44	4.56	4.19	3.53

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.